UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 7)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2017
(Date of Event which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 118,090,823(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 118,090,823(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,090,823(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 29.0%(2)
14.	Type of Reporting Person: CO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 66,546,319 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPLX Holdings Inc. (“MPLX Holdings”) beneficially owns 28,627,587 MPLX Common Units in the Issuer. MPLX GP LLC (“MPLX GP”) beneficially owns 22,916,917 MPLX Common Units in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP.

2.	Based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 118,090,823(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 118,090,823(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 118,090,823(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 29.0%(2)
14.	Type of Reporting Person: OO

1.
MPLX Logistics Holdings LLC (“MPLX Logistics”) beneficially owns 66,546,319 common units representing limited partner interests (“MPLX Common Units”) in the Issuer. MPLX Holdings Inc. (“MPLX Holdings”) beneficially owns 28,627,587 MPLX Common Units in the Issuer. MPLX GP LLC (“MPLX GP”) beneficially owns 22,916,917 MPLX Common Units in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP.

2.	Based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 66,546,319
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 66,546,319
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,546,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 16.3%(1)
14.	Type of Reporting Person: OO

1.	Based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Holdings Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 28,627,587
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 28,627,587
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,627,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 7.0%(1)
14.	Type of Reporting Person: CO

1.	Based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX GP LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 22,916,917(1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 22,916,917(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,916,917(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 5.6%(2)
14.	Type of Reporting Person: OO

1.
The Reporting Person, sole general partner of the Issuer, also owns 8,307,478 general partner units representing a two percent general partner interest in the Issuer, as well as incentive distribution rights in the Issuer, entitling the Reporting Person to receive increasing percentages of quarterly distributions in excess of specified amounts.

2.	Based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons.

Explanatory Note: This Amendment No. 7 (this “Amendment”) filed by Marathon Petroleum Corporation (“MPC”), MPC Investment LLC (“MPC Investment”), MPLX Logistics Holdings LLC (“MPLX Logistics”), MPLX Holdings Inc. (“MPLX Holdings”) and MPLX GP LLC (“MPLX GP”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer”) filed on December 3, 2014 and as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017 and September 1, 2017 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby supplemented as follows:
The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
No changes to this Item.

Item 4.	Purpose of Transaction
No changes to this Item.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of MPLX Common Units beneficially owned by the applicable Reporting Persons. Without giving effect to the MPLX Common Units to be issued in connection with the GP/IDR Restructuring (defined in Item 6), MPLX Logistics beneficially owns 66,546,319 MPLX Common Units, MPLX Holdings beneficially owns 28,627,587 MPLX Common Units and MPLX GP beneficially owns 22,916,917 MPLX Common Units, representing in the aggregate, approximately 29.0% of the MPLX Common Units issued and outstanding, based upon 407,068,878 MPLX Common Units issued and outstanding as of December 15, 2017, as reported by the Issuer to the Reporting Persons. MPC Investment owns all of the membership interests in MPLX Logistics and MPLX GP and all of the shares of stock of MPLX Holdings. MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the MPLX Common Units directly held by MPLX Logistics, MPLX Holdings and MPLX GP. The members of the board of directors of MPC are listed on Schedule I to this Amendment. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the MPLX Common Units held by MPLX Logistics, MPLX Holdings or MPLX GP.
(b) The information provided in Item 5(a) of this Amendment and in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as set forth herein, MPLX Logistics, MPLX Holdings and MPLX GP have not effected any transactions in the MPLX Common Units within the past 60 days. None of MPC, MPC Investment nor any person listed on Schedule I has effected any transactions in the MPLX Common Units within the past 60 days except as set forth in Schedule I.

(d) None of MPC, MPC Investment, MPLX GP, MPLX Holdings nor MPLX Logistics has any knowledge of any other person having the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the MPLX Common Units held in the name of MPLX Logistics, MPLX Holdings or MPLX GP and reported herein.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented as follows:
On December 15, 2017, the Issuer entered into a Partnership Interests Restructuring Agreement  (the “Partnership Interests Restructuring Agreement”) with MPLX GP, the general partner of the Issuer, pursuant to which the MPLX incentive distribution rights (“IDRs”) held by MPLX GP will be cancelled and the two percent general partner interest in the Issuer held by MPLX GP will be converted into a non-economic general partner interest in the Issuer in exchange for 275,000,000 MPLX Common Units to be issued to MPLX GP (together, the “GP/IDR Restructuring”).

Subject to the terms and conditions of the Partnership Interests Restructuring Agreement, simultaneously with the closing of the GP/IDR Restructuring, MPLX GP will amend and restate the Third Amended and Restated Agreement of Limited Partnership of MPLX, dated as of October 31, 2016, as amended, to reflect the GP/IDR Restructuring. Pursuant to the Partnership Interests Restructuring Agreement, MPLX GP has agreed to waive a portion of the fourth quarter 2017 distributions that would otherwise be payable on the MPLX Common Units issued to MPLX GP as part of the GP/IDR Restructuring to the extent such distributions are in excess of the amount of fourth quarter 2017 distributions MPLX GP would have received with respect to its two percent general partner interest and IDRs absent the GP/IDR Restructuring.

The Partnership Interests Restructuring Agreement contains representations, warranties and covenants considered customary for an agreement of this type. The closing of the GP/IDR Restructuring is expected to occur on February 1, 2018 subject to customary closing conditions and the closing of the contribution to the Issuer of MPLX Refining Logistics LLC and MPLX Fuels Distribution LLC pursuant to the Membership Interests Contribution Agreement previously reported on a Current Report on Form 8-K filed by the Issuer on November 13, 2017.

The foregoing description of the Partnership Interests Restructuring Agreement is not complete and is qualified in its entirety by reference to the full text of the Partnership Interests Restructuring Agreement, which is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
The following document is filed as an exhibit.

Exhibit No.	Description

99.1	Partnership Interests Restructuring Agreement, dated as of December 15, 2017, among MPLX GP LLC and MPLX LP

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017		Marathon Petroleum Corporation

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPC Investment LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Assistant Secretary

MPLX GP LLC

	By:	/s/ Molly R. Benson
Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

MPLX Holdings Inc.

	By:	/s/ Molly R. Benson
Molly R. Benson
Director and Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	9.158[1]

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	36.055[1]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	18.400[1]

David A. Daberko	Retired Chairman of the Board National City Corporation	U.S.	217.858[1]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	30.847[1]

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	36.055[1]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	30.847[1]

Frank M. Semple	Retired Chairman, President and Chief Executive Officer MarkWest Energy Partners, L.P.	U.S.	59.767[1]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	6.385[1]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	217.858[1]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Raymond L. Brooks	Senior Vice President, Refining	U.S.	—

Suzanne Gagle	Vice President and General Counsel	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

Rodney P. Nichols	Executive Vice President, Human Resources, Health and Administrative Services	U.S.	(2,053)[2]

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

Donald C. Templin	President	U.S	—

(1)	Phantom units granted on November 14, 2017 pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.
(2)
Gives effect to 2,053 MPLX Common Units withheld for tax purposes upon the vesting of phantom units on December 5, 2017. For tax withholding purposes the value of the MPLX Common Units withheld was deemed to be equal to the closing price of $36.38 of an MPLX Common Unit on December 5, 2017.